Issue of Equity and Director’s Dealing

Toronto, Ontario – February 1, 2012: Caledonia Mining Corporation (“Caledonia” or “the Company”) (TSX: CAL, NASDAQ-OTCQX: CALVF, AIM: CMCL) announces that on 30 May 2011, Stefan Hayden, Chief Executive Officer of Caledonia, was issued 380,000 new ordinary shares of no par value in the Company (“Ordinary Shares”) at a price of C$0.09 per new Ordinary Share, conditional on these funds being received by the Company which they subsequently were.

Following this purchase, Stefan Hayden’s beneficial interest in the Company is 380,000 Ordinary Shares representing 0.076% of the Company's enlarged issued share capital.

The Company has applied for the new Ordinary Shares to be admitted to trading on AIM and dealings are expected to commence on 7 February 2012.

Following this issue of equity, the Company has 500,549,303 Ordinary Shares in issue.

                                                                                   For more information, please contact:

Caledonia Mining Corporation	Collins Stewart Europe Limited
Mark Learmonth	John Prior or Sebastian Jones
Tel: + 27 11 447 2499	Tel: + 44 20 7523 8350
marklearmonth@caledoniamining.com

Renmark Financial Communications Inc	Collins Stewart LLC
John Boidman or Dustin Buenaventura Tel: +1 514 939 3989 or +1 416 644 2020 jboidman@renmarkfinancial.com	Dan Mintz Tel: +1 212 389 8022 DMintz@collinsstewartllc.com
dbuenaventura@renmarkfinancial.com Newgate Threadneedle Laurence Read/ Beth Harris/Terry Garrett Tel: +44 207 653 9850

                                                                               Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management

                                                                               Discussion and Analysis may be found at www.caledoniamining.com